SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2017

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	50,812
Cash and securities segregated under Federal regulations		816,350
Receivables:		
Brokers and dealers		121,837
Customers (including officers)		1,617,097
Due from affiliates		1,919
Investments ($52,609 pledged as collateral)		140,278
Deposits with clearing organizations		25,516
Other assets		6,488
Total assets	**$**	**2,780,297**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	113,650
Customers (including officers)		2,219,654
Due to Parent		22,593
Due to affiliates		22,225
Bank overdrafts		35,715
Securities sold not yet purchased		29,961
Accrued expenses and other liabilities		11,645
Debt		75,000
Total liabilities		**2,530,443**
Commitments and contingencies *(Note 9)*		
Member's equity		249,854
Total liabilities and member's equity	**$**	**2,780,297**

The accompanying notes are an integral part of these financial statements.